April 24, 2019

Exxon Mobil Corporation

Please Support Proposal #9: Report on Political Contributions

To Exxon Shareholders:

The Unitarian Universalist Association, Newground Social Investment, and Clean Yield urge shareholders to vote FOR Item 9 at the Exxon shareholder meeting on May 29, 2019.

This notice of exempt solicitation is being provided on a voluntary basis.

The proposal asks Exxon to report to shareholders on policies and procedures for making political contributions with corporate funds and on election-related contributions and expenditures, including payments used for those purposes by certain tax-exempt organizations.

Resolved: Shareholders of Exxon Mobil Corporation (‘Exxon’ or ‘Company’) hereby request that the Company prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company’s website, that discloses the Company’s:

(a)	Policies and procedures for making political contributions and expenditures (direct and indirect) with corporate funds, including the board’s role (if any) in that process, and
(b)	Monetary and non-monetary political contributions or expenditures that could not be deducted as an ‘ordinary and necessary’ business expense under section 162(e)(1)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of political candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amounts paid to each recipient from Company funds. This proposal does not encompass lobbying spending.

Disclosure of election-related contributions is in the best interests of Exxon and its shareholders

The sponsors of this proposal, together with numerous other mainstream investors, consider disclosure of political expenditures made with corporate funds, along with payments made to third-party groups. to be an important board accountability issue and a new standard in good governance. Further, public attention and scrutiny of corporate political contributions have never been greater.

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Disclosure is the primary means of holding corporate fiduciaries accountable

Since the 2010 U.S. Supreme Court decision in Citizens United removed certain restraints on corporate political spending, disclosure of these expenditures is the primary means by which shareowners can hold their corporate fiduciaries accountable. In Citizens United, Justice Anthony Kennedy stated for the Court:

Shareholders can determine whether their corporation’s political speech advances the corporation’s interest in making profits, and citizens can see whether elected officials are “in the pocket” of so-called moneyed interests. The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages.1

Critical gaps in policy

Though Exxon displays a corporate political spending policy on its website, the policy has gaping holes because the company fails to disclose substantial amounts of its spending, including:

•	Independent Expenditures[2] – i.e. financial support of a candidate that does not go through the candidate’s campaign – funded by corporate treasury dollars
•	Contributions to support or oppose ballot measures
•	Payments to trade associations that could be used to support election-related activity
•	Payments to other non-profit entities, such as 501(c)(4) groups, that engage in political activity

Public records show Exxon has contributed more than $11.5 million in corporate funds since the 2010 election cycle.3 But it is  impossible to obtain a full accounting of corporate election-related spending from public sources. Information on indirect electoral spending through trade associations and 501(c)(4) groups cannot be obtained  by shareholders unless the Company discloses it.

While Exxon has a policy regarding the internal tracking  of payments to trade associations, it does not make public disclosure  of such payments. Moreover, there is no policy whatsoever regarding payments to other non-profits that engage in political activity. These groups, which are major recipients of “dark money,” or spending by groups that don’t disclose their donors, spend millions of dollars on campaigns.

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1 Citizens United v. Fed. Elec. Comm’n, 558 U.S. 310 (2010).

2 “An independent expenditure is an expenditure for a communication that expressly advocates the election or defeat of a clearly identified candidate and which is not made in coordination with any candidate or his or her campaign or political party. Individuals, corporations, labor organizations and political committees may support (or oppose) candidates by making independent expenditures. Independent expenditures are not contributions.” Federal Election Commission website https://www.fec.gov/help-candidates-and-committees/candidate-taking-receipts/understanding-independent-expenditures/

3 See National Institute on Money in Politics, http://www.followthemoney.org; CQ’s Political Moneyline, http://moneyline.cq.com.

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Even Supreme Court Justice Antonin Scalia, who supported the majority opinion on Citizen’s United, believed that the freedom of political spending permitted by the decision went hand in hand with full disclosure. In his opinion he stated, “Evil corporate (and private affluent) influences are well enough checked (so long as adequate campaign-expenditure disclosure rules exist) by the politician’s fear of being portrayed as ‘in the pocket’ of so-called moneyed interests.” (emphasis added)4

Increased risk of public backlash

A 2014 global executive survey identified reputational harm as the number one strategic risk facing companies, and 87 percent of executives surveyed rated it as more important – or much more important – than other risks.5 Indeed, according to the report, “[o]ne of the greatest dangers for a company in the age of social media is acting in ways that are inconsistent with its core values.”6

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.7

Corporate spending on elections has become increasingly controversial as attention has been drawn to companies’ support for candidates and causes that divide an increasingly polarized electorate – which exposes a company to social media criticism. A company loses control of funds contributed indirectly to third-party groups, threatening its ability to act consistently with its core values and protect its reputation.8

Disclosure of indirect contributions is particularly critical to protecting Exxon’s reputation in today’s hyper-partisan environment.

Exxon should be a leader

Disclosing 6 direct and indirect election-related spending, as this proposal requests, would bring our company in line with a growing number of leading companies, including ConocoPhillips, Noble Energy, and Apache Corp., which present this information in full on their websites.

The Company’s Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections. We urge your support FOR this critical governance reform.

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4 MCCONNELL, UNITED STATES SENATOR, ET AL. v. FEDERAL ELECTION COMMISSION ET AL. https://www.supremecourt.gov/opinions/03pdf/02-1674.pdf

5 Deloitte, Global Survey on Reputation Risk 2 (2014), www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

6 Diana O’Brien & Deborah DeHaas, Managing Risk in an Age of Social Media, Wall St. J., July 5, 2017, https://deloitte.wsj.com/cmo/2017/06/07/managing-risk-in-an-age-of-social-media/.

7 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

8 Bruce F. Freed & Karl J. Sandstrom, Dangerous Terrain: How to Manage Corporate Political Spending in a Risky New Environment, Conf. Board Rev., Winter 2012, 21-29, files.cfpa.gethifi.com/reports/cpa-reports/Dangerous_Terrain.pdf; see Center for Political Accountability, Collision Course: The Risks Companies Face When Their Political Spending and Core Values Conflict and How to Address Them (June 9, 2018), http://files.politicalaccountability.net/reports/cpa-reports/Final_Draft_Collision_Report.pdf.

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